GAMBRO

RECEIVED

2004 OCT 18 A 11:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045470

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, October 6, 2004

SUPPL

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

PROCESSED
OCT 18 2004
THOMSON FINANCIAL

dlo 10/18

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

Encl.:
Press Release September 17, 2004 Gambro expands into the emerging market for liver support
Press Release September 27, 2004 Class action by former REN shareholders against Gambro in the US

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

GAMBRO

PRESS RELEASE
September 17, 2004

Gambro expands into the emerging market for liver support

Gambro acquires the business of Teraklin AG, Germany, and expands its intensive care business into the extracorporeal treatments for liver support. The transaction is subject to approval by a creditors' committee of Teraklin. Teraklin develops, manufactures and markets a product line for the treatment of acute liver failure. Teraklin's product line will be integrated into Gambro Renal Products' renal intensive care business.

The acquisition allows for Gambro to expand into the emerging liver support market. The acute liver failure market is closely related to the renal intensive care market, where Gambro today is the worldwide market leader. The hospitals' intensive care units are the customers for both Teraklin and Gambro's renal intensive care business. Teraklin's technology complements Gambro's existing technology. To treat patients with either acute liver or acute kidney failure, membranes in combination with a machine are used to purify the blood outside the body.

"With the product line from Teraklin and Gambro's competence and worldwide presence in the renal intensive care field, we have an opportunity to expand into this emerging market," says Jon Risfelt, the President of Gambro Renal Products. However, it should be clearly stated that it is a high-risk investment in an emerging market."

Background information about Teraklin and the liver support market
Teraklin was founded in 1998 and has close to 60 employees, primarily based in Rostock and Hamburg, Germany. Teraklin's revenue in 2003 was approx. MEUR 5.5. Teraklin has the worldwide leading position in extracorporeal treatment for acute liver failure. Around 4000 patients with liver failure have been treated with Teraklin's MARS liver support therapy. The therapy is based on a dialysis principle to effectively and selectively remove water-soluble and albumin bound toxins from the blood.

Each year about 6,000 patients with no prior history of liver disease develop acute liver failure from various causes, including intoxications (especially acetaminophen), acute viral infection, multi-organ failure, and as a complication of surgery. In addition, patients with underlying chronic disease can get an acute clinical deterioration ("acute on chronic liver failure"). The causes for chronic liver failure could be viral diseases (including hepatitis B and C) and alcohol abuse. The total number of patients that could benefit from the MARS treatment is yet to be defined but an early estimate is some 70,000 patients per year. The goal

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

of liver support is to provide time for a patient either to recover congenital liver function or to prepare for liver transplantation.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Maria Långberg, Vice President, GRP Communications, tel. +46-8-613 65 73, +46-70-513 65 73

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

GAMBRO

PRESS RELEASE
September 27, 2004

Class action by former REN shareholders against Gambro in the US

Gambro AB and one of its US subsidiaries, Gambro Renal Products, Inc., have been served with a complaint in Florida state court seeking to certify a class action by former owners of publicly traded stock in REN Corporation-USA (REN). The complaint relates to a 1995 tender offer to all public stockholders in REN pursuant to which COBE Laboratories, Inc. (COBE) (today Gambro, Inc.) acquired all of the remaining outstanding shares of REN for a total consideration of nearly MUSD 190. The complaint alleges that former officers and directors of COBE failed to disclose material information regarding a potential acquisition at the time of the tender offer to privatize REN. The allegations are identical to those raised in 1997 in a prior lawsuit filed by former shareholders of REN. The outcome of that lawsuit was generally favorable to the Company as previously reported in 2003. That lawsuit is today on appeal. The new lawsuit raises additional issues such as the timeliness of bringing these claims nine (9) years after the tender offer was completed. The Company believes it has numerous meritorious defenses and intends to vigorously defend the case.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com